United States securities and exchange commission logo





                             May 13, 2022

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 13,
2021
                                                            CIK No. 0001879754

       Dear Mr. Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 13, 2022

       Prospectus Cover Page, page i

   1. We note your amended disclosure in response to comment 1, including that "the VIEs are consolidated for
accounting purposes but are not entities in which you will own equity, and our holding company
does not conduct operations." Please revise your disclosure to state that investors
may never hold equity in your Chinese operating companies.
   2. We note your disclosure that PRC laws and regulations governing your current business operations may result
in, among other things, significant depreciation of the value of your ordinary shares, or a
complete hinderance of your ability to offer or continue to offer our
 Qiwei Miao
EShallGo Inc.
May 13, 2022
Page 2
         securities to investors. Please revise your disclosure to also state that these circumstances could cause the value your securities to become worthless.
3. We note your disclosure on your cover page describing your dual class structure, as well as your disclosure that you are and will continue to be a "controlled company." Please amend your prospectus cover page, where you discuss the voting rights of each class of your shares, to disclose that Mr. Zhidan Mao, and Mr. Qiwei Miao will hold more than
         50% of the voting rights represented by your outstanding Class A Ordinary Shares and
         Class B Ordinary Shares, and as such, they will control matters subject to a vote by your shareholders.
4. We note your response and revisions to your filing in response to our comment 4.
         However, your amended disclosure was not responsive to our comment. Please amend you disclosure on your cover page to clearly and specifically disclose how you will refer to each entity throughout your filing, including the holding company, your subsidiaries, and VIEs, so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. When referencing the VIE please refer to it as "the VIE" and not "our VIE."
5. We note your revised disclosure in response to our comment 5. We reissue the comment in part. Please amend the disclosure on your cover page to provide a detailed description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. In this regard, we note your cross reference to the discussion in your prospectus summary, and a substantially similar discussion should be included on your cover page. Please also revise your disclosure to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
6. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).
       Alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-
       reference
FirstName        on the coverMiao
           LastNameQiwei       page to the discussion of this issue in the
prospectus summary.
Comapany
8.   WhereNameEShallGo     Inc.PRC counsel" here and throughout the filing,
please identify your
             you refer to "our
     counsel
May 13,       by name.
        2022 Page 2
FirstName LastName
 Qiwei Miao
FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
May        NameEShallGo Inc.
     13, 2022
May 13,
Page 3 2022 Page 3
FirstName LastName
Overview, page 3

9. We note your written response and revised disclosure in response to our comment 8. We also note the business activity that you have achieved, but it is unclear whether this supports your assertion that you are "one of the leading office solution providers in
         China." In this regard, disclose whether your assertion is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports, articles or other similar sources, please cite these reports, articles or other sources. Finally, please clarify the measure by which you are "leading;" for example, by sales, market share, or some other metric.
10. We note your response and revised disclosure in response to our comment 10. To provide additional context for investors, please disclose the most recent year the Chinese economy grew by 10% or more.
Contractual Arrangements with Our VIE and Its Shareholders, page 4

11. We note your amended disclosure in response to comment 11. In each instance where you disclose that "we control" and/or "we receive the economic benefits of Junzhang Beijing or Junzhang Shanghai's business operation through a series of contractual arrangements,"
         please also disclose the conditions that you have satisfied for consolidation of the VIE under U.S. GAAP, and the fact that you are the primary beneficiary of the VIE for accounting purposes. Make conforming changes to your disclosure throughout the filing, including your prospectus cover page. As a related matter, we note your disclosure in the notes to the financial statements on page F-9 that your VIEs "are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries (emphasis added)." Please remove this and any similar disclosure throughout the filing that the company uses a VIE "in lieu of direct equity ownership," as this implies that the company could have indirect ownership in the VIEs.
Corporate Structure, page 4

12. Please remove from your diagram the arrowheads from your dashed lines representing contractual interests in your VIEs. Make conforming changes to page 106 of your filing.
Transfers of Cash to and from Our VIEs and Subsidiaries, page 7

13. Please amend your disclosure here, on your prospectus cover page, and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the
         PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide
 Qiwei Miao
EShallGo Inc.
May 13, 2022
Page 4
         cross-references to these other discussions.
14. We note your disclosure that "[t]he laws and regulations of the PRC do not currently have any material impact on transfer of cash from EShallGo to EShallGo HK or from EShallGo
         HK to EShallGo (emphasis added)." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
15. We note your disclosure that "[a]s of the date of this prospectus, there has been no distribution of dividends or assets among the holding company or the subsidiaries."
         Please amend your disclosure to clarify whether there have been any distributions to your
         VIEs or investors.
Summary or Risk Factors, page 10

16. We note your amended disclosure in response to comment 14, but your disclosure is not completely responsive to our comment. Please amend your summary risk factors to disclose that more oversight or control of overseas offerings by the Chinese government could result in a material change in your operations and/or the value of the securities you are registering for sale, and any related action by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Regulatory Permissions, page 15

17. We note your revision on page 16 in response to our comment 17. We also note your written response in which you state "we have updated our disclosure on the new draft regulations by the CSRC in the Risk Factors on page 56 and Regulations on page 140."
         We do not see any conforming changes in your "Risk Factors" and your "Regulation"
         discussion. Please revise your disclosure or advise why it is not required. In addition, it is unclear whether you have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. In this regard, we note your reference to "the opinions of our PRC counsel summarized above," but it is unclear which disclosure is the opinion of your counsel. If you are not relying on an opinion of counsel, state as much and explain why such an opinion was not obtained. If you are relying on an opinion of counsel, clarify in your disclosure your counsel's opinion. Make conforming changes to your disclosure indicating that you do not need permissions or approvals from the Cyberspace
         Administration of China.
Risk Factors
"If we are unable
FirstName         to implement
            LastNameQiwei  Miaoand maintain . . .", page 27
Comapany
18.       NameEShallGo
     We note   your amendedInc.disclosure in response to comment 20. Please briefly describe
     your
May 13,    plans,
        2022 Pageif4any, to remedy the material weaknesses disclosed.
FirstName LastName
 Qiwei Miao
FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
May        NameEShallGo Inc.
     13, 2022
May 13,
Page 5 2022 Page 5
FirstName LastName
"PRC regulation of loans to and direct investment in PRC entities . . .", page
47

19. We note your response to our comment 24. However, we unable to find the referenced disclosure in the risk factor or on page 137. We reissue our comment. Please revise your risk factor disclosure to quantify the current statutory limit on loans you may make to your
         PRC subsidiary and VIEs.
Use of Proceeds, page 65

20. We note your revision to your use of proceeds disclosure to include an acquisition. Please amend your disclosure to clarify whether you have identified any particular business to acquire or have otherwise entered into preliminary negotiations with potential acquisition targets.
Our Background, page 92

21. Please amend your disclosure here and throughout your filing to clearly and explicitly disclose that your e-commerce business and related platform are not yet operational.
Business
Industry
Global Brand Market of Copier Industry for 2019-2021, page 93

22. We note your discussion in this section of global copier brands, including their results of operations. However, it does not appear that you are an affiliate of these companies.
         Please tell us why it is appropriate to include revenues, growth rates, and other metrics for these companies, considering that these are not your results of operations or your affiliates results of operations. Alternatively, please remove this disclosure from your filing.
Description of Share Capital, page 150

23. We note your revised disclosure in response to our comment 36. We reissue our comment in part. Please disclose here that Class B Ordinary Shares have ten votes per share as compared with one vote per share for Class A Ordinary Shares. Please also disclose here that future issuances of Class B ordinary shares will be dilutive to Class A ordinary shareholders. In this regard, your risk factor on page 59 states, "Each Class A Ordinary
         Share has one (1) vote and each Class B Ordinary Share has twenty (10) votes (emphasis added)." Please revise or advise.
Consolidated Financial Statements, page F-1

24. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.
 Qiwei Miao
FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
May        NameEShallGo Inc.
     13, 2022
May 13,
Page 6 2022 Page 6
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services